SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, August 3, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today announces the acceleration of its fleet transformation by signing agreements for 28 additional Boeing 737 MAX-8 aircraft, which is expected to reduce the Company’s unit costs by 8% in 2022.

“We are accelerating our fleet transformation plan in anticipation of a strong recovery in travel in the post-pandemic environment,” said Paulo Kakinoff, CEO. “The 737 MAX positions GOL more competitively for growth through the expansion of routes and destinations, while also enhancing the Company’s value for all stakeholders through increased efficiency.”

The total 28 B 737 MAX 8 aircraft will replace 23 B 737-800 NGs by the end of 2022. The Company currently operates 12 737 MAX aircraft, having returned 18 B737 NGs in the past 18 months. As a result of the new agreements, GOL will now end 2021 with 28 737 MAX aircraft (22% of the total fleet), and by the year-end 2022 will have received delivery of 44 737 MAX aircraft (32% of the total fleet). With its current 737 MAX commitments, GOL will meet its objective of having a 75% MAX fleet by 2030.

The aircraft will be financed via 15 direct operating leases, nine sale-leasebacks (“SLBs”) and four finance leases. The Company’s plan is to own around half of its fleet via finance leases, with the remainder in operating leases to give it high flexibility to upside or downsize capacity based on demand. Additionally, bringing in the 737 MAXs enables GOL to accelerate returns of -700 and -800 NGs aircraft on short-term leases, while it maintains substantial flexibility to manage its fleet in close alignment with fluctuations in demand for air travel during the pandemic.

Within GOL’s strategy, the 737 MAX is a key component of the Company’s goal to reach carbon neutrality by 2050, as this model consumes 15% less fuel, produces 16% fewer carbon emissions and 40% less noise than the 737-800 NG aircraft. On the 23,000 flight hours that GOL has flown with MAX aircraft since 2019, the Company has consumed 9.7 million fewer liters of jet fuel and emitted 24,300 fewer tons of GHGs.

“The 737 MAX family delivers greater reductions in fuel consumption, carbon emissions and costs than other single-aisle aircraft, in addition to high aircraft utilization and high load factors. This is in line with GOL’s commitment to sustainability through continuing to modernize of our fleet with more fuel-efficient and climate friendly aircraft,” said Celso Ferrer, Vice President of Operations.

Unit-cost Advantage

The Company operates 127 Boeing 737 aircraft. The 12 MAX in the fleet currently are financed via direct operating leases. The revised fleet plan is presented in the table below:

GOL’s Fleet Plan	2020	2Q21	2021	2022	2023	2024	2025
737 NG 700	24	23	18	18	16	14	12
737 NG 800	96	94	84	74	67	68	63
737 MAX 8	7	10	28	44	51	58	65
737 MAX 10	0	0	0	0	5	7	10
TOTAL (end of period)	127	127	130	136	139	147	150

“The Boeing MAX will improve GOL’s unit cost advantage, and with its longer range offers Customers more convenient direct flights to the Caribbean, Mexico, and the United States by removing the need for layovers,” said Eduardo Bernardes, Vice President of Sales, Marketing and Clients. “Prior the pandemic, Brazil was one of the top three countries, along with Canada and Mexico, for the number of passengers flying to Orlando and Miami, and we expect that to resume when the U.S. lifts its travel restrictions.”

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Cash Equity Gains

Together with the unit cost reduction, these agreements for 28 aircraft are expected to generate approximately US$200 million of cash equity gains to GOL. For reference, at the end of the cycle on its first 737 order, which began in 2005 and ended in 2020, the Company had generated over US$550 million of cash equity gains through 40 SLBs and 40 finance leases.

“Long-term value creation through aircraft acquisition and finance has been a key component of GOL’s business since inception,” said Richard Lark, CFO. “We’ve concluded our multi-year planning and, combined with the return of the Company’s sustainable growth rate via the take-in of the minority interest in our loyalty program, we will now have more cash flow available for investment in aircraft acquisitions.”

GOL has maintained a partnership with Boeing since the beginning of its operations and is its main South American customer, as well as one of the largest customers of the 737 aircraft in the world.

“GOL has done a remarkable job of managing the impacts from the Covid-19 pandemic and is well-positioned to return to its growth trajectory. Looking forward, our partnership continues to grow as they further combine the industry-leading operational value of the 737 with their recognized reputation for safety, sustainability and Customer service. We are proud to continue supporting this all-Boeing operator as they expand their order book for the 737,” said Ricardo Cavero, Boeing vice president of sales, Latin America & Caribbean.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil’s largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has a strategic alliance with Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of “Being First for Everyone”, GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL’s number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer